November 19, 2024

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd, 2nd floor
Celebration, FL 34747

       Re: La Rosa Holdings Corp.
           Form 10-K for the year ended December 31, 2023
           Filed April 16, 2024
           File No. 001-41588
Dear Joseph La Rosa:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Note 3. Business Combinations, page F-15

1. We note the acquisitions of CW Properties, Premier, Orlando and North Florida in
       December 2023. Please tell us how you evaluated the significance of these acquisitions and how you determined that it was not necessary to provide financial statements of the acquired entities or pro forma financial statements under Rules 8-04 and 8-05 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters.
 November 19, 2024
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction